UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31443 / February 3, 2015

_____

In the Matter of   :
                                                                           :
FORUM FUNDS II   :
Three Canal Plaza, Suite 600   :
Portland, Maine 04101   :
                                                                           :
FULL CIRCLE ADVISORS, LLC   :
102 Greenwich Avenue, 2nd Floor   :
Greenwich, CT 06830   :
                                                                           :
FORESIDE FUND SERVICES, LLC   :
Three Canal Plaza, Suite 300   :
Portland, ME 04101   :
                                                                           :
(812-14355)   :
                                                                           :
_____:

ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING AN EXEMPTION FROM SECTIONS 12(d)(1)(A), (B), AND (C) OF
THE ACT, UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN
EXEMPTION FROM SECTION 17(a) OF THE ACT, AND UNDER SECTION 6(c) OF
THE ACT FOR AN EXEMPTION FROM RULE 12d1-2(a) UNDER THE ACT

Forum Funds II, Full Circle Advisors, LLC, and Foreside Fund Services, LLC filed an
application on August 29, 2014, and amendments to the application on November 4, 2014,
November 12, 2014, December 17, 2014, and December 24, 2014, requesting an order
under section 12(d)(1)(J) of the Investment Company Act of 1940 (the "Act") granting an
exemption from sections 12(d)(1)(A), (B), and (C) of the Act, under sections 6(c) and
17(b) of the Act granting an exemption from section 17(a) of the Act, and under section
6(c) of the Act for an exemption from rule 12d1-2(a) under the Act. The order would
permit (a) certain registered open-end management investment companies that operate as
"funds of funds" to acquire shares of certain registered open-end management investment
companies, registered closed-end management investment companies, "business
development companies," as defined by section 2(a)(48) of the Act, and registered unit
investment trusts that are within or outside the same group of investment companies as the
acquiring investment companies and (b) certain registered open-end management
investment companies relying on rule 12d1-2 under the Act to invest in certain financial
instruments.

On January 6, 2015, a notice of the filing of the application was issued (Investment Company Act Release No. 31407). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in and consistent with the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions are reasonable and fair and do not involve overreaching, and the proposed transactions are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

Accordingly,

IT IS ORDERED, that the relief requested under section 12(d)(1)(J) of the Act from sections 12(d)(1)(A), (B), and (C) of the Act, under sections 6(c) and 17(b) of the Act from section 17(a) of the Act, and under section 6(c) of the Act for an exemption from rule 12d1-2(a) under the Act by Forum Funds II, et al. (File No. 812-14355) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

                                        Brent J. Fields
                                        Secretary